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[CERAGON LOGO]

FOR IMMEDIATE RELEASE


                CERAGON ANNOUNCES FIRST DEPLOYMENT IN CHINA WITH
                             MAJOR CELLULAR OPERATOR

       PROJECT EXECUTED UNDER STRATEGIC ALLIANCE WITH BEIJING P-COM, CHINA

         TEL AVIV, ISRAEL, MAY 23, 2001 -- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today announced the first deployment of its high-capacity FibeAir systems with a major operator of GSM mobile communications in China. The equipment is being supplied through Beijing P-COM, a Ceragon strategic partner.

         Ceragon's FibeAir product family offers a unique solution for the cellular market that includes access and transport applications. Designed to offer a variety of frequencies and modulation schemes, Ceragon's systems enable the flexibility required of today's full-scale cellular networks. Together with P-COM, Ceragon has provided a high-performance, cost effective solution for China's GSM network infrastructure.

         Ceragon's FibeAir systems, operating in the 18 GHz frequency band, have been deployed as an STM-1 backbone for the cellular network infrastructure. FibeAir systems are deployed in a ring topology, providing high-capacity connectivity between base stations and PDH hubs within the GSM network located in Tianjing, China's fifth largest city. Providing data and voice transport for subscribers, P-COM's PDH systems have been deployed in the 15 GHz frequency band, offering access for remote base stations.

         "We are proud to be selected by China's leading cellular telecommunications provider for our first major cellular network in this region," said Shraga Katz, Ceragon Networks' president and CEO. "Our strategic alliance with P-COM enables us to provide cellular operators in China with a comprehensive solution including a wide range of equipment, services and support."

ABOUT CERAGON NETWORKS LTD.

         Ceragon Networks Ltd. (NASDAQ: CRNT) is a pacesetter in broadband wireless networking systems, enabling quick and cost-effective high-capacity network connectivity. As a leader in the high-capacity wireless infrastructure market, Ceragon's products are

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uniquely designed for fixed and mobile communications service providers to enable them to generate immediate revenue. The company's commercially proven intelligent broadband network solutions support multiple applications including high-capacity metropolitan area, cellular backhaul and private networks. Ceragon's FibeAir product family operates across multiple frequencies from 18 to 38 GHz while complying with North American and international standards, delivering IP, SONET/SDH and ATM broadband networks. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. Ceragon also received industry awards for its 622 Mbps system. Commercial FibeAir deployments began in 1998, and today, Ceragon has installations with over 50 customers spanning more than 25 countries. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European headquarters in the UK.

Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contacts:   Linda Pitt
            GAJ Services Inc.
            859-291-1005
            lpitt@gajservices.com

            Laura Yatim
            Ceragon Networks Ltd.
            972-3-765-7560
            laura@ceragon.com



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